UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40368

SAIHEAT Limited

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Press Release

On October 10, 2024, SAIHEAT Limited (the “Company”) issued a press release to announce the signing of two memorandums of understanding for the Company’s HEATNUC business line.

On October 11, 2024, the Company issued a press release to announce non-compliance with Nasdaq’s minimum bid price requirement.

Copies of the above press releases are furnished as Exhibits 99.1 and 99.2 to this current report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description
99.1	Press Release Dated October 10, 2024 –SAIHEAT Announces the Signing of Memorandum of Understanding (MoUs) to strengthen its position in the nuclear and Small Modular Reactor (SMR) markets
99.2	Press Release Dated October 11, 2024 –SAIHEAT Announces Receipt of Notification from Nasdaq

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 16, 2024	SAIHEAT Limited

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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